UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 17 April 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F   X                                                                  Form 40-F

 TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0002374006

Issuer Name

DIAGEO PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Artisan Partners Limited Partnership

City of registered office (if applicable)

Country of registered office (if applicable)

US

4. Details of the shareholder

Name	City of registered office	Country of registered office
Bank of New York	New York City	United States
Brown Brothers Harriman	Boston	United States
CIBC Melon	Ontario	Canada
Danske Bank	Copenhagen	Denmark
Desjardins Trust Inc.	Quebec	Canada
HSBC	Hong Kong
JP Morgan Chase	Dallas	United States
Mellon Bank	Pittsburgh	United States
Northern Trust	Chicago	United States
RBC Investor & Treasury Services	Ontario	Canada
State Street Bank	Boston	United States
US Bank	St. Louis	United States

5. Date on which the threshold was crossed or reached

15-Apr-2026

6. Date on which Issuer notified

17-Apr-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.026985	0.000000	5.026985	111928723
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006		111928723		5.026985
Sub Total 8.A	111928723		5.026985%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Artisan Partners Asset Management Inc.	Artisan Partners Holdings LP
Artisan Partners Holdings LP	Artisan Partners Investments GP LLC
Artisan Partners Investments GP LLC	Artisan Partners Limited Partnership
Artisan Partners Limited Partnership		5.026985		5.026985%

10. In case of proxy voting

Name of the proxy holder

Artisan Partners Limited Partnership

The number and % of voting rights held

111,928,723 voting rights and 5.03%

The date until which the voting rights will be held

n/a

11. Additional Information

12. Date of Completion

17-Apr-2026

13. Place Of Completion

Milwaukee, Wisconsin, United States

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 17 April 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary